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                              February 28, 2023

       Michael J. Alkire
       President and Chief Executive Officer
       Premier, Inc.
       13034 Ballantyne Corporate Place
       Charlotte, NC 28277

                                                        Re: Premier, Inc.
                                                            Form 10-K for
Fiscal Year Ended June 30, 2022
                                                            Filed August 16,
2022
                                                            File No. 001-36092

       Dear Michael J. Alkire:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended June 30, 2022

       General

   1. We note your Section 302 and Section 906 certifications included as exhibits to your filing, reference the
CEO's and CFO's review and certification of the Company's
                                                        "quarterly report on
Form 10-Q" as opposed to the annual report on Form 10-K.
                                                        Please file an
amendment to your annual report that includes revised certifications which reference the
correct report. In doing so, please refile the Form 10-K in its entirety, along with updated
certifications that are currently dated and refer to the Form 10-K/A.
 Michael J. Alkire
FirstName  LastNameMichael J. Alkire
Premier, Inc.
Comapany28,
February   NamePremier,
              2023      Inc.
February
Page 2 28, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Abe Friedman at 202-551-8298 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services